SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         Schedule 13D**

            Under the Securities Exchange Act of 1934
                       (Amendment No. 6)*

                      Lindsay Manufacturing Co.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           535555106
                         (Cusip Number)

                         W. Robert Cotham
                   201 Main Street, Suite 2600
                     Fort Worth, Texas 76102
                         (817) 390-8400
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          December 5, 1996
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 935,299 shares, which constitutes approximately 14.8% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 6,332,916 shares outstanding.

1.   Name of Reporting Person:

     Trinity I Fund, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 293,150 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 293,150 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     293,150 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 4.6%


14.  Type of Reporting Person: PN

----------
(1)  Power is exercised through its sole general partner, TF Investors, L.P.

(2) Solely in its capacity as the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio Partners, L.P.

1.   Name of Reporting Person:

     TF Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 293,150 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 293,150 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     293,150 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 4.6%

14.  Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, Trinity Capital Management, Inc.

(2) Solely in its capacity as the sole general partner of Trinity I Fund, L.P., which is the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio Partners, L.P.

1.   Name of Reporting Person:

     Trinity Capital Management, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 293,150 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 293,150 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     293,150 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 4.6%

14.  Type of Reporting Person: CO

----------
(1)  Power is exercised through its President, Thomas M. Taylor.

(2) Solely in its capacity as the sole general partner of TF Investors, L.P., which is the sole general partner of Trinity I Fund, L.P., which is the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio Partners, L.P.

1.   Name of Reporting Person:

     Thomas M. Taylor

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 293,150 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 293,150 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     293,150 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 4.6%

14.  Type of Reporting Person: IN

----------
(1) Solely in his capacity as President and sole stockholder of Trinity Capital Management, Inc., which is the sole general partner of TF Investors, L.P., which is the sole general partner of Trinity I Fund, L.P., which is the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio Partners, L.P.

1.   Name of Reporting Person:

     Portfolio Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00 - Partnership Contributions

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 293,150 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 293,150 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     293,150

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 4.6%


14.  Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, Portfolio Associates, Inc.

1.   Name of Reporting Person:

     Portfolio Associates, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 293,150 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 293,150 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     293,150 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 4.6%


14.  Type of Reporting Person: CO

----------
(1) Solely in its capacity as the sole general partner of Portfolio Partners, L.P.

1.   Name of Reporting Person:

     The Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00-Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 233,587(1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 233,587(1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     233,587

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  3.7%

14.  Type of Reporting Person: 00-Trust

------------
(1)  Power is exercised through its sole trustee, Perry R. Bass

1.   Name of Reporting Person:

     Perry R. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 233,587 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 233,587 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     233,587 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  3.7%


14.  Type of Reporting Person: IN

-------------
(1) Solely in his capacities as sole trustee and as one of two trustors of The Bass Management Trust.

1.   Name of Reporting Person:

     Nancy L. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /
3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     233,587 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  3.7%


14.  Type of Reporting Person: IN

------------
(1)  Solely in her capacity as one of two trustors of The Bass Management
     Trust.

1.   Name of Reporting Person:

     Lee M. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 233,587
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 233,587
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     233,587

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  3.7%

14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     Sid R. Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00-Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 174,975(1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 174,975 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     174,975

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  2.8%

14.  Type of Reporting Person: 00-Trust

------------
(1)  Power is exercised through one of its trustees and its sole trustor, Sid
     R. Bass.

1.   Name of Reporting Person:

     Sid R. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                             /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 174,975(1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 174,975 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     174,975 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  2.8%

14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as a trustee and the sole trustor of Sid R. Bass Management Trust and by virtue of his power to revoke same.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated September 13, 1993, as amended by Amendment No. 1 dated July 15, 1994, Amendment No. 2 dated June 7, 1995, Amendment No. 3 dated December 5, 1995, Amendment No. 4 dated January 19, 1996 and Amendment No. 5 dated September 24, 1996 (the "Schedule 13D"), relating to the Common Stock, par value $1.00 per share, of Lindsay Manufacturing Co. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 1.  SECURITY AND ISSUER.

     No material change.

Item 2.  IDENTITY AND BACKGROUND.

     No material change.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 hereby is amended and restated in its entirety to read as follows:

     The source and amount of the funds used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON    SOURCE OF FUNDS     AMOUNT OF FUNDS

     TIF            Not Applicable      Not Applicable

     TFI            Not Applicable      Not Applicable

     TCM            Not Applicable      Not Applicable

     TMT            Not Applicable      Not Applicable

     Portfolio      Other (1)           $9,228,285.56

     PA             Not Applicable      Not Applicable

     BMT            Trust Funds (2)     $5,181,994.39 (3)

     PRB            Not Applicable      Not Applicable

     NLB            Not Applicable      Not Applicable

     LMB            Personal Funds (4)  $5,182,088.14 (5)

     SRBMT          Trust Funds (2)     $3,943,850.46 (6)

     SRB            Not Applicable      Not Applicable

     (1)  Contributions from partners.

     (2) As used herein, the term "Trust Funds" includes income from the various investments of the trust plus sums borrowed from banks and brokerage firm margin accounts for general purposes. None of the funds reported herein as "Trust Funds" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (3) This figure represents the total amount expended by BMT for all purchases of shares of the Stock without subtracting sales; therefore, such figure does not represent BMT's net investment in shares of the Stock. BMT's net investment in shares of the Stock is $4,936,823.89.

     (4) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (5) This figure represents the total amount expended by LMB for all purchases of shares of the Stock without subtracting sales; therefore, such figure does not represent LMB's net investment in shares of the Stock. LMB's net investment in shares of the Stock is $4,936,917.64.

     (6) This figure represents the total amount expended by SRBMT for all purchases of shares of the Stock without subtracting sales; therefore, such figure does not represent SRBMT's net investment in shares of the Stock. SRBMT's net investment in shares of the Stock is $3,752,415.96.


Item 4.  PURPOSE OF TRANSACTION.

     Item 4 is hereby partially amended by adding at the end thereof the following:

     TIF is filing a Notification and Report Form pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, with the Federal Trade Commission and the United States Department of Justice requesting authority to purchase more than $15 million, but not more than 15%, of the Stock.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Paragraphs (a)-(c) of Item 5 hereby are amended and restated in their entireties to read as follows:

     (a)

     TIF

     Because of its position as the sole stockholder of PA, which is the sole general partner of Portfolio, TIF may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 293,150 shares of the Stock, which constitutes approximately 4.6% of the outstanding shares of the Stock.

     TFI

     Because of its position as the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of Portfolio, TFI may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 293,150 shares of the Stock, which constitutes approximately 4.6% of the outstanding shares of the Stock.

     TCM

     Because of its position as the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of Portfolio, TCM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 293,150 shares of the Stock, which constitutes approximately 4.6% of the outstanding shares of the Stock.

     TMT

     Because of his position as President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of Portfolio, TMT may, pursuant to Rule 13d-3, be deemed to be the beneficial owner of 293,150 shares of the Stock, which constitutes approximately 4.6% of the outstanding shares of the Stock.

     Portfolio

     The aggregate number of shares of the Stock that Portfolio owns beneficially, pursuant to Rule 13d-3 of the Act, is 293,150, which constitutes approximately 4.6% of the outstanding shares of the Stock.

     PA

     Because of its position as the sole general partner of Portfolio, PA may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 293,150 shares of the Stock, which constitutes approximately 4.6% of the outstanding shares of the Stock.

     BMT

     The aggregate number of shares of the Stock that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 233,587, which constitutes approximately 3.7% of the outstanding shares of the Stock.

     PRB

     Because of his positions as trustee and as a trustor of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 233,587 shares of the Stock, which constitutes approximately 3.7% of the outstanding shares of the Stock.

     NLB

     Because of her position as a trustor of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 233,587 shares of the Stock, which constitutes approximately 3.7% of the outstanding shares of the Stock.

     LMB

     The aggregate number of shares of the Stock that LMB owns beneficially, pursuant to Rule 13d-3 of the Act, is 233,587, which constitutes approximately 3.7% of the outstanding shares of the Stock.

     SRBMT

     The aggregate number of shares of the Stock that SRBMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 174,975, which constitutes approximately 2.8% of the outstanding shares of the Stock.

     SRB

     Because of his positions as a trustee and sole trustor and by virtue of his power to revoke same, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 174,975 shares of the Stock, which constitutes approximately 2.8% of the outstanding shares of the Stock.

     To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (b)

     TIF

     As the sole stockholder of PA, which is the sole general partner of Portfolio, TIF has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 293,150 shares of the Stock.

     TFI

     As the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of Portfolio, TFI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 293,150 shares of the Stock.

     TCM

     As the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of Portfolio, TCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 293,150 shares of the Stock.

     TMT

     In his capacity as President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of Portfolio, TMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 293,150 shares of the Stock.

     Portfolio

     Acting through its sole general partner, Portfolio has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 293,150 shares of the Stock.

     PA

     As the sole general partner of Portfolio, PA has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 293,150 shares of the Stock.

     BMT

     Acting through its trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 233,587 shares of the Stock.

     PRB

     In his capacity as trustee of BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 233,587 shares of the Stock.

     NLB

     NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

     LMB

     LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 233,587 shares of the Stock.

     SRBMT

     Acting through one of its trustees and its sole trustor, SRBMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 174,975 shares of the Stock.

     SRB

     Because of his position as a trustee and the sole trustor of SRBMT and by virtue of his power to revoke same, SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 174,975 shares of the Stock.

     (c) During the past 60 days, Portfolio has effected transactions in shares of the Stock in open market transactions on the NASDAQ as follows:

                       NO. OF SHARES    PRICE PER
          DATE         PURCHASED        SHARE

          12/02/96     33,700           $40.50
          12/05/96      8,500            41.54
          12/06/96      3,500            40.79
          12/09/96      2,700            41.04

     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Stock during the past 60 days.

     (d)-(e)

     No material change.


Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

     No material change.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii) previously filed with the Commission.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: December 9, 1996

                              TRINITY I FUND, L.P.,
                              a Delaware limited partnership

                              By:  TF INVESTORS, L.P.,
                                   a Delaware limited partnership,
                                   General Partner

                              By:  TRINITY CAPITAL MANAGEMENT, INC.,
                                   a Delaware corporation,
                                   General Partner


                              By: /s/ W. R. Cotham
                                  W. R. Cotham, Vice President


                              TF INVESTORS, L.P.,
                              a Delaware limited partnership

                              By:  TRINITY CAPITAL MANAGEMENT, INC.,
                                   a Delaware corporation,
                                   General Partner


                              By: /s/ W. R. Cotham
                                  W. R. Cotham, Vice President


                              TRINITY CAPITAL MANAGEMENT, INC.,
                              a Delaware corporation


                              By: /s/ W. R. Cotham
                                 W. R. Cotham, Vice President


                              PORTFOLIO PARTNERS, L.P.,
                              a Delaware limited partnership

                              By: PORTFOLIO ASSOCIATES, INC.,
                                    a Delaware corporation,
                                    General Partner


                              By:  /s/ W. R. Cotham
                                 W. R. Cotham, Vice President


                              PORTFOLIO ASSOCIATES, INC.,
                              a Delaware corporation


                              By: /s/ W. R. Cotham
                                 W. R. Cotham, Vice President



                               /s/ W. R. Cotham
                              W. Robert Cotham, Attorney-in-Fact for:

                                   THE BASS MANAGEMENT TRUST (1)
                                   PERRY R. BASS (2)
                                   NANCY L. BASS (3)
                                   LEE M. BASS (4)
                                   SID R. BASS MANAGEMENT TRUST (5)
                                   SID R. BASS (6)

(1) A Power of Attorney authorizing W. Robert Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. Robert Cotham, et al., to act on behalf of Perry R. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. Robert Cotham, et al., to act on behalf of Nancy L. Bass previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing W. Robert Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

(5) A Power of Attorney authorizing W. Robert Cotham, et al., to act on behalf of Sid R. Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(6) A Power of Attorney authorizing W. Robert Cotham, et al., to act on behalf of Sid R. Bass previously has been filed with the Securities and Exchange Commission.

                          EXHIBIT INDEX

Exhibit                  Description
-------                  -----------

99.1                Agreement pursuant to Rule 13d-1(f)(1)(iii), previously
                     filed with the Commission